

SECURITIES AND EXCHANGE COMMISSION

12062236

SEC Mail Processing Section

AUG 22 2012

Washington DC 405

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-39732

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Partners Investment Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W. Riverside, Ste 940
(No. and Street)

Spokane (City) WA (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Ostersmith (509) 838-4432
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anastasi & Moore PLLC
(Name – *if individual, state last, first, middle name*)

104 S. Division (Address) Spokane (City) WA (State) 99202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Ostersmith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Partners Investment Network, Inc., as of August 15, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TAMI R. TANAKA
COMMISSION EXPIRES
NOTARY
PUBLIC
OCTOBER 01, 2012
STATE OF WASHINGTON

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



anastasi & moore
Certified Public Accountants and Consultants

Partners Investment Network, Inc.

Financial Statements and Independent Auditors' Reports

June 30, 2012

Contents

anastasi & moore PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Partners Investment Network, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Partners Investment Network, Inc., as of June 30, 2012, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partners Investment Network, Inc., as of June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information presented on page 12 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepared the financial statement or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Anastasi & Moore, PLLC

Spokane, Washington
August 15, 2012

104 South Division Spokane, Washington 99202
509.323.0272 T F 509.323.0277
www.am-cpas.com

Partners Investment Network, Inc.

Statement of Financial Condition — June 30, 2012

Assets

Cash and cash equivalents		$ 195,117
Deposit with clearing organization		50,000
Receivable from clearing organization		104,244
Other receivables		2,164
Furniture, equipment, and leasehold improvements		8,220
Income taxes receivable		2,687
Other assets		13,777
		$ 376,209

Liabilities and Stockholders' Equity

LIABILITIES:		
Accrued payroll expenses		$ 157,356
Profit-sharing payable		3,877
Other accounts payable		14,395
Total liabilities		175,628
STOCKHOLDERS' EQUITY:		
Common stock - no par value, 500,000 shares authorized; 81,396 shares issued and outstanding	$ 105,815	
Retained earnings	94,766	
Total stockholders' equity		200,581
		$ 376,209

See accompanying notes to financial statements.

Statement of Operations — Year Ended June 30, 2012

REVENUES:		
Commissions		$ 1,252,866
Interest and dividends		52
		1,252,918
EXPENSES:		
Salaries	$ 835,871	
Occupancy and equipment rental	70,173	
Insurance	79,775	
Payroll taxes	70,729	
Brokerage fees	69,179	
Depreciation and amortization	5,771	
Taxes, other than income taxes	30,776	
Legal and accounting	14,548	
Telephone	10,802	
Other expense	30,589	
Office supplies and postage	18,574	
Membership, dues, and publications	14,694	
Profit sharing	3,877	
Advertising	712	
		1,256,070
NET LOSS		$ (3,152)

See accompanying notes to financial statements.

Statement of Changes in Stockholders' Equity — Year Ended June 30, 2012

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCES, JUNE 30, 2011	81,396	$ 105,815	$ 97,918	$ 203,733
DEDUCT:				
Net loss	-	-	(3,152)	(3,152)
BALANCES, JUNE 30, 2012	81,396	$ 105,815	$ 94,766	$ 200,581

Statement of Cash Flows — Year Ended June 30, 2012

Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (3,152)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	5,771
(Increase) decrease in assets:	
Receivable from clearing organization	(3,639)
Other receivables	(2,164)
Other assets	11,274
Increase (decrease) in liabilities:	
Accounts payable and accrued liabilities	77,924
Profit-sharing payable	(4,638)
Net cash provided by operating activities	81,376
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(2,307)
NET INCREASE IN CASH AND CASH EQUIVALENTS	79,069
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	116,048
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 195,117

See accompanying notes to financial statements.

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Partners Investment Network, Inc. (the Company) was organized on May 31, 1988. The Company is registered with the Securities and Exchange Commission as a broker/dealer of securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The majority of the Company's clients are located in the Pacific Northwest.

The Company has an agreement (the Clearing Agreement) with a clearing organization (the Clearing Organization) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (the SEC) Rule 15c3-3(k)(2)(ii).

Summary of Significant Accounting Policies:

a. *Revenue recognition* – Commission revenues from customer securities transactions are recorded on a trade-date basis.

b. *Cash equivalents* – For purposes of statement of financial condition classification, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

c. *Furniture, equipment, and leasehold improvements* – Furniture, equipment, and leasehold improvements are stated at cost. Depreciation on furniture and equipment is provided over the estimated useful lives of the individual assets ranging from three to seven years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Major additions and improvements are charged to the equipment and leasehold improvements accounts. Costs of maintenance and repairs that do not extend the life of the respective asset are expensed.

d. *Income taxes* – Income tax is provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due, plus, when necessary, deferred taxes related to differences between the bases of certain assets and liabilities for financial and tax reporting. Such differences were primarily related to accumulated depreciation and accumulated amortization of fixed and intangible assets at the statement of financial condition date. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Such amounts, which are immaterial, are included with income taxes receivable in the statement of financial condition.

   The Company has adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification, (ASC) 740-10, relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecogntion, interest, penalties, and disclosures required. The Company does not have any entity level uncertain tax positions. The Company files a U.S. federal income tax return and is no longer subject to U.S. federal tax examinations by tax authorities for years before 2008.

e. *Credit risk* – The Company deposits its cash and temporary cash investments with high quality financial institutions. At times, such deposits and investments may be in excess of the insurance limits provided by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation.

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Summary of Significant Accounting Policies (continued):

f. *Advertising* – Advertising costs are charged to expense when incurred.

g. *Estimates* – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

h. *Subsequent events* – Subsequent events have been evaluated through August 15, 2012, which is the date the financial statements were available to be issued.

NOTE 2 — CLEARING AGREEMENT:

The Clearing Agreement provides the Clearing Organization with a lien upon and security interest in all of the Company's property held by the Clearing Organization, including, but not limited to, securities, deposits, cash, and receivables. Substantially all of the Company's receivables and securities are held at the Clearing Organization.

Pursuant to the Clearing Agreement, the Company is required to maintain a collateral deposit of $50,000 against potential losses due to nonperformance by its customers.

NOTE 3 — FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS:

Furniture, equipment, and leasehold improvements at June 30, 2012, are summarized as follows:

Office equipment	$ 186,426
Furniture and fixtures	93,087
Leasehold improvements	5,949
	285,462
Less accumulated depreciation and amortization	277,242
	$ 8,220

NOTE 4 LEASE COMMITMENTS:

The Company leases office and parking space in Spokane, Washington, under agreements that are accounted for as operating leases that expire in June 2013. Minimum monthly payments include base rent and shared operating costs that are adjusted annually on January 1.

The Company leases office space in Wenatchee, Washington, under a one-year operating lease agreement (March 2012 to March 2013).

The Company has an annual contract with computer consulting agencies to maintain and upgrade hardware, software components, and their phone system on an as-needed basis. This contract requires a minimum monthly payment.

As of June 30, 2012, future minimum lease payments under the above-referenced operating leases are as follows:

Year Ending June 30,	Amount
2013	$ 87,778

The Company also leases information retrieval equipment and office equipment under various operating leases.

Rent expense for both office space and equipment for the year ended June 30, 2012, was $70,173.

NOTE 5 LINE OF CREDIT:

The Company has a line-of-credit agreement with a bank that is personally guaranteed by the stockholders. This line of credit provides for borrowings up to $200,000 and accrues interest at the bank's index rate plus 0.25% with a minimum floor interest rate of 5.25% (5.25% at June 30, 2012). The line of credit matures September 10, 2012. There was no outstanding balance at June 30, 2012.

NOTE 6 OFF-BALANCE-SHEET RISK:

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the Clearing Agreement, the Clearing Organization acts as principal in agency transactions. If the agency transaction does not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

NOTE 7 NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2012, the Company had net capital of $173,313, which was $123,313 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 1.01 to 1 at June 30, 2012.

NOTE 8 PROFIT-SHARING PLAN:

The Company has a qualified 401(k) savings and profit-sharing plan for all eligible employees who have attained 21 years of age and completed 1,000 hours of service within the first 12 consecutive months of employment.

The Company's contributions to the 401(k) plan are based on top-heavy minimum contribution calculations as well as the Board of Director's discretion. Contributions to the Plan were $3,877 for the year ended June 30, 2012.

NOTE 9 RELATED-PARTY TRANSACTIONS:

The Company receives reimbursement for back-office services provided to an entity related by common ownership and management. Total reimbursements received for the year ended June 30, 2012, were $261,525. As of June 30, 2012, no balance was due from the related party.

SUPPLEMENTAL INFORMATION

Partners Investment Network, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission — June 30, 2012

NET CAPITAL:		
Total stockholders' equity		$ 200,581
DEDUCTIONS AND CHARGES:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements	$ 8,220	
Income taxes receivable	2,687	
Other assets	16,341	
Total deductions and charges		27,248
HAIRCUTS ON SECURITIES		20
NET CAPITAL		$ 173,313
AGGREGATE INDEBTEDNESS:		
Accrued payroll expenses		$ 157,356
Profit-sharing payable		3,877
Other accounts payable		14,395
TOTAL AGGREGATE INDEBTEDNESS		$ 175,628
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital, the greater of $50,000 or 6-2/3% of aggregate indebtedness		$ 50,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT		$ 123,313
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.01 to 1

STATEMENT PURSUANT TO RULE 17a-5(d)(4):

A reconciliation with the Company's computations of net capital as reported was not prepared as there were no material differences between the Company's computation of net capital included in its Form X-17A-5 Part IIA and the computation contained therein.

anastasi & moore PLLC
Certified Public Accountants and Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Partners Investment Network, Inc.
Spokane, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by Partners Investment Network, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries within their accounting system, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Anastasi & Moore, PLLC

Spokane, Washington
August 15, 2012

104 South Division Spokane, Washington 99202
509.323.0272 T F 509.323.0277
www.am-cpas.com

anastasi & moore PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Partners Investment Network, Inc. (the Company) as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis of designing our auditing procedures for the purpose of expressing our opinion on the June 30, 2012, financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

104 South Division Spokane, Washington 99202
509.323.0272 T F 509.323.0277
www.am-cpas.com

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Spokane, Washington
August 15, 2012


www am-cpas com